PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com March 20, 2014

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Barbara C. Jacobs, Assistant Director

Maryse Mills-Apenteng, Special Counsel

Ji Kim, Attorney-Adviser

Craig Wilson, Senior Assistant Chief Accountant

David Edgar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Weibo Corporation CIK No. 1595761 Supplemental Response to the Staff’s Comment #2 in the Letter Dated March 11, 2014

Dear Ms. Jacobs, Ms. Mills-Apenteng, Ms. Kim, Mr. Wilson and Mr. Edgar:

On behalf of our client, Weibo Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission as Annex I to this letter, copies of media reports and other public communications of which the Company is aware of, including Chinese language articles, of which the Company has arranged to have translated the relevant portions into English, in response to comment #2 contained in the Staff’s letter dated March 11, 2014.

*        *        *

March 20, 2014

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Enclosures

cc:

Charles Chao, Chairman, Weibo Corporation

Gaofei Wang, Chief Executive Officer, Weibo Corporation

Herman Yu, Acting Chief Financial Officer, Weibo Corporation

Elton Yeung, Partner, PricewaterhouseCoopers Zhong Tian LLP

Alan Seem, Partner, Shearman & Sterling LLP

2

Annex I

Copies of Media Reports

(In Response to the Staff’s Comment #2)

No.	TITLE	DATE AND SOURCE	RELEVANT CONTENT	NOTES
Sources in English (A)
A-1	Weibo heading for IPO with $7bn-$8bn valuation target	Date: February 24, 2014 From: Financial Times Author: Josh Noble in Hong Kong, Arash Massoudi in New York Link: http://www.ft.com/cms/s/0/d596fe74-9d02-11e3-b535-00144feab7de.html

“China’s answer Twitter, the microblogging site Weibo, is heading for a stock market listing in New York with a valuation of up to $7bn-$8bn…”

“Sina, the Chinese internet platform that owns Weibo, has hired Goldman Sachs and Credit Suisse to pin the company off through a flotation, according to three people familiar with the matter.”

“One person familiar with Sina’s thinking added, however, that it was targeting a still higher valuation for Weibo, of as much as $7bn-$8bn. “This is going to be one of the biggest deal from China this year,” this person said.”

“Sina said it did not comment on market rumours. Goldman Sachs and Credit Suisse both declined to comment.”

The Company is not aware of the identities of the alleged sources cited in this report, and the Company has no information about any sources of any breaches of confidentiality that have or may have occurred. The statement made by the sources is speculative as it is not supported by verified facts. The Company has not made or authorized any one to make such representation to the media.

As reported, SINA, Goldman Sachs and Credit Suisse have declined to comment on the proposed IPO, which is in compliance with the publicity requirements.

No.	TITLE	DATE AND SOURCE	RELEVANT CONTENT	NOTES
A-2	Chinese Microblogging Service Weibo Plans Public Offering	Date: February 24, 2014 From: New York Times Author: David Barboza Link: http://dealbook.nytimes.com/2014/02/24/i-p-o-planned-for-chinese-microblogging-service/?_php=true&_type=blogs&_r=0

“The Sina Corporation… is preparing an initial public offering in the United States for Weibo…according to people close to the matter.”

“Goldman Sachs and Credit Suisse declined to comment on Monday and a Sina representative could not be reached for comment.”

“Sina’s planned public offering for Weibo was reported on Monday by The Financial Times.”

As reported, Sina could not be reached for comment, and Goldman Sachs and Credit Suisse have declined to comment on the proposed IPO, which is in compliance with the publicity requirements.

In addition, this report directly cited The Financial Times report, which was based on speculative statements made by other sources. The Company has not made or authorized anyone to make such a representation.

A-3	Sina hires Credit Suisse, Goldman for $500 million Weibo U.S. IPO: source	Date: February 24, 2014 From: Reuters Author: Elzio Barreto Link: http://www.reuters.com/article/2014/02/24/us-sina-weibo-ipo-idUSBREA1N08A20140224

“Sina Corp has hired Credit Suisse AG and Goldman Sachs Group Inc for a U.S. initial public offering of its Sina Weibo microblogging service worth about $500 million, a source familiar with the plans said on Monday.

Sina Weibo, one of several Chinese Twitter-like short messaging blogs, plans a listing in the second quarter, added the source, who was not authorized to speak publicly on the matter.”

The statement made by the sources is speculative as it is not supported by verified facts. The Company has not made or authorized any one to make such representation to the media.

No.	TITLE	DATE AND SOURCE	RELEVANT CONTENT	NOTES
A-4	Weibo IPO: China’s Twitter Gears Up to Go Public	Date: February 24, 2014 From: InvestorPlace blog Author: Tom Taulli Link: http://investorplace.com/ipo-playbook/weibo-ipo-sina-china-twitter/

“Weibo – the Chinese microblogging site often compared to Twitter – reportedly is preparing for a U.S. IPO. According to Financial Times, the Weibo IPO would be underwritten by Credit Suisse (CS) and Goldman Sachs (GS).”

This report directly cited The Financial Times report, which was based on speculative statements made by other sources. The Company has not made or authorized anyone to make such a representation.
A-5	China’s Twitter-like Weibo is prepping for a U.S. IPO (report)	Date: February 24, 2014 From: Venturebeat.com Author: Eric Blattberg Link: http://venturebeat.com/2014/02/24/sina-prepares-to-take-twitter-like-weibo-public-in-the-u-s/

“Sina is aiming to raise around $500 million in an initial public offering of the Weibo service, according to the Financial Times, which first reported Sina’s plans to spin off the company through a public offering. Other publications, including the Wall Street Journal and the New York Times, have since corroborated the original report.”

This report directly cited The Financial Times, The Wall Street Journal and The New York Times reports, which were based on speculative statements made by other sources. The Company has not made or authorized anyone to make such a representation.

No.	TITLE	DATE AND SOURCE	RELEVANT CONTENT	NOTES
A-6	Sina plans New York IPO for Weibo microblog

Date: February 24, 2014

From: Associated Press

Author: Kelvin Chan

Link:

http://hosted2.ap.org/APDEFAULT/
495d344a0d10421e9baa8ee77029
cfbd/Article_2014-02-24-AS-
China-Sina-Weibo-IPO/id-1867b322
4bb14fe690bc201b886d08a3

“Chinese internet company Sina plans to spin off its Twitter-like microblog service, Weibo, in a U.S. initial public offering to raise $500 million.

A person with knowledge of the deal said Tuesday that the company plans an IPO in New York.

The person, who requested anonymity because they weren’t authorized to speak publicly about the deal, said Goldman Sachs and Credit Suisse have been hired to manage the stock listing.

The share sale is expected to be carried out in the second quarter.

The plans were first reported by the Financial Times on Monday.”

The statement made by the sources is speculative as it is not supported by verified facts. The Company has not made or authorized any one to make such representation to the media.
A-7	Weibo IPO would be a turning point for Sina	Date: February 25, 2014 From: CNNMoney Author: Sophie Yan Link: http://money.cnn.com/2014/02/25/technology/sina-weibo-ipo/	“Neither CEO Charles Chao nor CFO Herman Yu addressed recent reports that New York-listed Sina is targeting an IPO with an $8 billion valuation for Weibo.”	As reported, neither Mr. Charles Chao nor Mr. Herman Yu mentioned any plan for the Company’s IPO during the investors’ call, which is in compliance with the publicity requirements.

No.	TITLE	DATE AND SOURCE	RELEVANT CONTENT	NOTES
A-8	China’s Sina Plans U.S. IPO for Weibo	Date: February 25, 2014 From: Wall Street Journal Author: Paul Mozur and Prudence Ho Link: http://online.wsj.com/news/articles/ SB100014240527023048347 04579402412939770616

“Sina Corp. is aiming to raise roughly $500 million in a second-quarter U.S. initial public offering of the Twitter-like service, according to two people with direct knowledge of the deal. Sina-which is already listed in the U.S.-has hired Credit Suisse AG and Goldman Sachs Group Inc. to handle the U.S. listing, one person said. The Financial Times reported the Weibo IPO plans earlier Monday.”

“People familiar with the plans of the companies told The Wall Street Journal that Alibaba is likely to increase its stake in Weibo to 30% from 18% if an IPO takes places.”

The statement made by the sources is speculative as it is not supported by verified facts. The Company has not made or authorized any one to make such representation to the media.
A-9	China’s Weibo Is What Twitter ‘Should Have Become’	Date: February 25, 2014 From: abcNEWS Author: Susanna Kim Link: http://abcnews.go.com/Business/weibos-chinese-ipo-us-expected-largest/story?id=22666925

“Sina Corp., which owns Weibo (“microblog” in Chinese), hopes to raise about $500 million in an IPO in the second quarter of this year, the Wall Street Journal reported, much less than the $1.8 billion Twitter raised for its IPO last year.”

“Sina Corp. did not respond to a request for comment.”

This report directly cited The Wall Street Journal report, which was based on speculative statements made by other sources. The Company has not made or authorized anyone to make such a representation.

As reported, SINA has declined to comment on the proposed IPO, which is in compliance with the publicity requirements.

No.	TITLE	DATE AND SOURCE	RELEVANT CONTENT	NOTES
A-10	Sina hires banks for Weibo’s IPO	Date: February 25, 2014 From: Shenzhen Daily Link: http://www.szdaily.com/content/2014-02/25/content_9142387.htm

“SINA Corp. has selected banks for a U.S. initial public offering (IPO) of its Sina Weibo microblogging service worth about US$500 million, sources with knowledge of the matter said yesterday.”

“Credit Suisse Group AG and Goldman Sachs Group Inc. are working on the planned listing, said the sources. The share sale may start in the second half, one of the sources said.”

“Liu Qi, a Beijing-based spokesman for Sina, yesterday declined to comment on whether the company hired banks for an IPO in the United States.”

The statement made by the sources is speculative as it is not supported by verified facts. The Company has not made or authorized any one to make such representation to the media.

As reported, SINA has declined to comment on the proposed IPO, which is in compliance with the publicity requirements.

A-11	Sina plans New York IPO for Weibo microblog	Date: February 25, 2014 From: news.yahoo.com Author: Kelvin Chan Link: http://news.yahoo.com/sina-plans-york-ipo-weibo-microblog-043021001.html

“The person, who requested anonymity because they weren’t authorized to speak publicly about the deal, said investment banks Goldman Sachs and Credit Suisse have been hired to manage the IPO in New York.”

“The company did not return a request by phone and email for comment.”

The statement made by the sources is speculative as it is not supported by verified facts. The Company has not made or authorized any one to make such representation to the media.

As reported, SINA did not comment on the proposed IPO, which is in compliance with the publicity requirements.

No.	TITLE	DATE AND SOURCE	RELEVANT CONTENT	NOTES
A-12	China Corporate News: Sina Weibo in Preparation for $500 Million IPO; Qihoo 360 Loses Tencent Appeal

Date: February 25, 2014

From: The China Perspective

Author: Tony Jin

Link:

http://www.thechinaperspective.com/articles/china-corporate-news-sina-weibo-in-preparation-for-500-million-ipo-qihoo-360-loses-tencent-appeal-10673/

“Sina Corp (Nasdaq. SINA) plans to raise $500 million by floating its Twitter-like weibo microblogging service at the Nasdaq probably by the end of June, a Sina executive told Yicai.com.”

The website claimed that the source of the information is an “executive” of SINA; however, to the knowledge of the Company, none of the employees of SINA who is involved in the IPO preparation process and has knowledge about the expected IPO has made such representation to the media. Neither SINA nor the Company has made or authorized anyone to make such representation to the media.

In addition, the statement made by the source is speculative as it is not supported by verified facts.

A-13	Sina Weibo mulling IPO “relatively soon”	Date: February 25, 2014 From: Xinhuanet.com Link: http://news.xinhuanet.com/english/china/2014-02/25/c_133142581.htm

“Sina Weibo, China’s version of Twitter, is planning a stock market listing in New York ‘relatively soon’, a source told Xinhua on Tuesday.

The initial public offering, which will look to raise about 500 million U.S. dollars, is scheduled to happen in the first half of the year, possibly in May, added the source on condition of anonymity.”

The statement made by the sources is speculative as it is not supported by verified facts. The Company has not made or authorized any one to make such representation to the media.

No.	TITLE	DATE AND SOURCE	RELEVANT CONTENT	NOTES
A-14	Sina plans US$500 million IPO for Weibo in US	Date: February 25, 2014 From: South China Morning Post Link: http://www.scmp.com/business/china-business/article/1434899/sina-plans-us500-million-ipo-weibo-us

“Chinese internet company Sina plans to spin off its Twitter-like microblog service, Weibo, in a US initial public offering to raise US$500 million, a person with knowledge of the deal said on Tuesday.

The person, who wasn’t authorised to speak publicly about the deal, said investment banks Goldman Sachs and Credit Suisse had been hired to manage the IPO in New York.”

The statement made by the sources is speculative as it is not supported by verified facts. The Company has not made or authorized any one to make such representation to the media. This is also reflected in the report.
A-15	Sina Weibo announces plans for IPO	Date: February 26, 2014 From: Ogilvydo Author: Philip Ellis Link: http://www.ogilvydo.com/sina-weibo-announces-plans-for-ipo/

“Chinese microblogging site Sina Weibo has revealed plans to go public, presumably buoyed by the hugely encouraging precedent that Facebook set last week when it cemented plans to acquire WhatsApp for $19 billion. According to the Financial Times, Sina Corp, the internet platform behind Weibo, has reportedly hired Goldman Sachs and Credit Suisse to manage the company’s flotation.”

This report directly cited The Financial Times report, which was based on speculative statements made by other sources. The Company has not made or authorized anyone to make such a representation.

No.	TITLE	DATE AND SOURCE	RELEVANT CONTENT	NOTES
A-16	How The Sina Weibo IPO Could Hurt Twitter	Date: February 26, 2014 From: Businessinsider.co.id Link: http://www.businessinsider.co.id/sina-weibo-ipo-2014-2/

“Sina Corporation is considering a U.S. IPO of its Sina Weibo microblogging service, a competitor to Twitter, Reuters reports.”

“The New York Times estimates the stock offering could be worth about $5 billion. “

This report directly cited the Reuters and The New York Times reports, which were based on speculative statements made by other sources. The Company has not made or authorized anyone to make such a representation.
A-17	Sina Plans for $500 Million Weibo IPO	Date: February 28, 2014 From: China Business Review Link: http://www.chinabusinessreview.com/sina-plans-for-500-million-weibo-ipo/

“According to the Wall Street Journal, the company hopes to raise $500 million on the offering, based on a valuation of $7 – $8 billion. However, analysts at Barclays and JP Morgan have valued the company at $5.8 billion and $5 billion, respectively.”

This report directly cited The Wall Street Journal report, which was based on speculative statements made by other sources. The Company has not made or authorized anyone to make such a representation.
A-18	Skadden, Shearman win mandates for Weibo’s US IPO	Date: March 3, 2014 From: LegalWeek Link: http://www.legalweek.com/legal-week/news/2331751/skadden-shearman-appointed-for-weibos-us-ipo-source

“Skadden is understood to be acting for the issuer on the deal, with Hong Kong corporate partner Julie Gao leading a team.”

“Shearman & Sterling is thought to be acting for the underwriting banks on the flotation, with corporate partner Alan Seem leading a group from the firm’s Palo Alto office.”

“Both Skadden and Shearman declined to comment.”

The statement is speculative as it is not supported by verified facts. The Company has not made or authorized any one to make such representation to the media. This is also reflected in the report.

As reported, both Skadden and Shearman have declined to comment on the proposed IPO.

No.	TITLE	DATE AND SOURCE	RELEVANT CONTENT	NOTES
A-19	Weibo IPO plan stretches financial logic	Date: March 3, 2014 From: ShanghaiDaily.com Author: Robyn Mak Link: http://www.shanghaidaily.com/business/finance-special/Weibo-IPO-plan-stretches-financial-logic/shdaily.shtml

“Sina Weibo’s planned initial public offering stretches financial logic. Listing a US$500 million stake in China’s version of Twitter looks like a response to sky-high tech valuations — most recently Facebook’s US$19 billion acquisition of messaging service WhatsApp.”

The statement is speculative as it is not supported by verified facts. The Company has not made or authorized any one to make such representation to the media. This is also reflected in the report.
A-20	Chinese Twitter clone Weibo plots an $8B IPO in the U.S.	Date: March 5, 2014 From: Venturebeat.com Link: http://venturebeat.com/2014/03/05/chinese-twitter-clone-weibo-plots-an-8b-ipo-in-the-u-s/	“According to PrivCo’s sources, the firm will likely list on Nasdaq, and Goldman Sachs and Credit Suisse will underwrite the offering.”	The statement is speculative as it is not supported by verified facts. The Company has not made or authorized any one to make such representation to the media. This is also reflected in the report.
A-21	WEIBO IPO Valued Up to $8 Billion (PrivCo Analysis), As “The Twitter of China” Grows Revenue +149%, ALIBABA Stands to Profit $1.5 Billion from 30% WEIBO Stake...	Date: March 5 , 2014 From: Private Company Link: http://www.privco.com/weibo-worth-8-billion-alibabas-18-stake-worth-144b-stands-to-earn-1b-option-to-increase-ownership-to-30	“Chinese Internet company SINA CORP’s (NASDAQ:SINA) microblogging unit WEIBO (modeled after Twitter) – planning a New York IPO as early as June, according to PrivCo sources…”	The statement is speculative as it is not supported by verified facts. The Company has not made or authorized any one to make such representation to the media. This is also reflected in the report.

No.	TITLE	DATE AND SOURCE	RELEVANT CONTENT	NOTES
A-22	Weibo IPO: Site Could Be Valued at $8 Billion

Date: March 6, 2014

From: InvestorPlance.com

Author: Tom Taulli

Link:

http://investorplace.com/ipo-playbook
/weibo-ipo-8-billion
/?utm_source=feedb
urner&utm_medium=feed&utm_campaign
=Feed%3A+InvestorPlace-IPO-Playbook+%
28InvestorPlace+IPO+Playbook%29

“Weibo — the Chinese microblogging site often compared to Twitter (TWTR) — is expected to pull off its highly-anticipated IPO in the U.S. by as early as this summer, and financial research firm Privco says a Weibo IPO could be valued as high as $8 billion.”

“Lead underwriters are expected to include Credit Suisse (CS) and Goldman Sachs (GS), according to the Financial Times.”

The statement is speculative as it is not supported by verified facts. Also, this report directly cites The Financial Times report, which was based on speculative statements made by other sources. Company has not made or authorized any one to make such representation to the media. This is also reflected in the report.

A-23	Sina Corp.’s Weibo could choose U.S. exchange for IPO	Date: March 12, 2014 From: Redherring.com Link: http://www.redherring.com/internet/ sina-corp-s-weibo-could-choose-u -s-exchange-for-ipo/

“Sina Corp. is plotting an overseas IPO for Weibo, China’s Twitter copycat, according to data compiled by research firm PrivCo. The company predicts Weibo will follow parent company Sina and list on the Nasdaq exchange.”

This report directly cites the PrivCo report, which was based on speculative statements made by other sources. Company has not made or authorized any one to make such representation to the media. This is also reflected in the report.

Sources in Chinese (B)
B-1	SINA Weibo plans for US IPO in Q2, Alibaba may increase shareholding in Weibo	Date: February 24, 2014 From: WSJ China Link: http://cn.wsj.com/gb/20140224/tec182900.asp	“	The statement is speculative as it is not supported by verified facts. The Company has not made or authorized anyone to make such a representation.

No.	TITLE	DATE AND SOURCE	RELEVANT CONTENT	NOTES

“The sources said SINA Corporation plans to list its Twitter-like Weibo in the U.S., raising about $600 million. One of the sources said that the US-listed company SINA has engaged Goldman Sachs and Credit Suisse to prepare for Weibo’s U.S. listing.”

B-2	SINA achieved significant rise in Q4 Weibo advertising revenue, overall performance not exceeded expectations	Date: February 25, 2014 From: Reuters Link: http://cn.reuters.com/article/financial ServicesNews/idCNL3S0LT56X2014 0224	“The source said SINA plans a listing in the second quarter. But this person was not authorized to speak publicly on the matter.”	The statement made by the sources is speculative as it is not supported by verified facts. The Company has not made or authorized any one to make such representation to the media, as reported.
B-3	SINA Weibo has achieved profit for the first time in Q4 2013	Date: February 25, 2014 From: South China Morning Post Link: http://www.nanzao.com/sc/money/ 21797/xin-lang-qu-nian-di-si-ji-du- wei-bo-shou-du-shi-xian-ying-li	“News came out yesterday that SINA Weibo plans to list on the New York Stock Exchange in the second quarter of this year.”	The statement is speculative as it is not supported by verified facts. The Company has not made or authorized any one to make such representation to the media.

No.	TITLE	DATE AND SOURCE	RELEVANT CONTENT	NOTES
B-4	SINA Weibo may do a carve-out IPO in Q2	Date: February 25, 2014 From: Beijing Morning Post Link: http://news.163.com/14/0225/02/ 9LT5CH1900014AED.html

“Yesterday, market sources said SINA Weibo plans to list on the New York Stock Exchange, raising about $500 million, and the listing is expected to be completed in the second quarter of this year. Currently, SINA has engaged Goldman Sachs and Credit Suisse to help prepare for the Weibo listing. In this regard, SINA responded that everything must be based on the official public announcements.”

The statement is speculative as it is not supported by verified facts. The Company has not made or authorized any one to make such representation to the media. As reported, SINA has declined to comment on the proposed IPO, which is in compliance with the publicity requirements, as reported.
B-5	Planning for IPO: how much is SINA Weibo’s valuation?	Date: February 24, 2014 From: 21st Century Business Herald Link: http://biz.21cbh.com/2014/2-24/wNMDA0MTVfMTA3NTQwNA.html

“On February 24, media reported that SINA Weibo plans to list on the New York Stock Exchange, raising about $500 million, and the listing is expected to be completed in the second quarter of this year. SINA has engaged Goldman Sachs and Credit Suisse as underwriters.”

This report cites another media report, which was based on speculative statements made by other sources rather than verified facts. The Company has not made or authorized anyone to make such a representation.

As reported, the CEO of the Company did not respond to a request for comment, and SINA has declined to comment on the proposed IPO, which is in compliance with the publicity requirements.

No.	TITLE	DATE AND SOURCE	RELEVANT CONTENT	NOTES

“21st Century Business Herald reporter then sought confirmation with Charles Chao, SINA’s CEO, via text message, but had not received any response from Charles when this report is released. A person from SINA public relations said that there is no Weibo IPO related news.”

B-6	Sources said that SINA Weibo plans to raise $500 million in New York	Date: February 25, 2014 From: MPFinance Link: http://www.mpfinance.com/htm/finance/ 20140225/news/ec_ecc1.htm

“According to the Financial Times, SINA Weibo plans to list on the New York Stock Exchange, raising about $500 million. The listing is expected to be completed in the second quarter of this year. SINA has engaged Goldman Sachs and Credit Suisse as underwriters.”

This report directly cites a Financial Times report, which was based on speculative statements made by other sources rather than verified facts. The Company has not made or authorized anyone to make such a representation. This is also reflected in the report.

No.	TITLE	DATE AND SOURCE	RELEVANT CONTENT	NOTES
B-7	SINA Weibo made a profit for the first time since launched 4 years ago	Date: February 26, 2014 From: BJ News Link: http://www.bjnews.com.cn/finance /2014/02/26/306407.html

“According to the Financial Times, SINA Weibo plans to launch its IPO and is expected to raise $500 million in the US in the second quarter of this year. SINA declined to comment in this regard. News has come out, since 2011, that SINA has been preparing to spin off Weibo for listing and communicating with investment banks.”

This report directly cites a Financial Times report, which was based on speculative statements made by other sources, rather than verified facts. The Company has not made or authorized anyone to make such a representation. As reported, SINA has declined to comment on the proposed IPO, which is in compliance with the publicity requirements, as reported.
B-8	SINA Weibo made a profit for the first time and declined to comment on the IPO rumor	Date: February 26, 2014 From: Beijing Youth Daily Link: http://news.xinhuanet.com/tech/2014-02/26/c_126191377.htm	“It is said that SINA Weibo plans to list on New York Stock Exchange in the second quarter of this year. Qi Liu, SINA spokesman, declined to comment on this.”

The statement made by the sources is speculative as it is not supported by verified facts. The Company has not made or authorized any one to make such representation to the media. As reported, SINA has declined to comment on the proposed IPO, which is in compliance with the publicity requirements, as reported.

No.	TITLE	DATE AND SOURCE	RELEVANT CONTENT	NOTES
B-9	Windows is open for SINA Weibo’s IPO	Date: February 26, 2014 From: National Business Daily Link: http://finance.huanqiu.com/data/2014-02/4859984.html

“Yesterday (February 25), a “ Economic News Daily” reporter was informed by an insider from SINA that SINA Weibo has indeed started its IPO process. However, SINA declined to comment on it.”

“According to the Financial Times, SINA Weibo plans to list on the New York Stock Exchange raising about $500 million. The listing is expected to be completed in the second quarter of this year. SINA Weibo has engaged Goldman Sachs and Credit Suisse as underwriters.”

This report does not cite a specific source. The Company has not made or authorized any one to make such representation to the media. As reported, SINA has declined to comment on the proposed IPO, which is in compliance with the publicity requirements, as reported.

In addition, this report directly cites a Financial Times report, which was based on speculative statements made by other sources rather than verified facts.

B-10	SINA Weibo has achieved profit for the first time in Q4 2013: 33% of revenues from Alibaba	Date: February 26, 2014 From: Yicai Link: http://www.yicai.com/news/2014/02 /3509812.html

The report claimed that the source of the information is SINA; however, neither SINA nor the Company has made or authorized anyone to make such representation to the media.

In addition, to the knowledge of the Company, none of the employees of SINA who is involved in the IPO preparation process and has knowledge about the expected IPO has made such representation to the media.

No.	TITLE	DATE AND SOURCE	RELEVANT CONTENT	NOTES
“It is worth noting that, after the release of its first earnings report, SINA has confirmed the launch of SINA Weibo’s U.S. IPO process.”
B-11	Weibo made a profit in spite of worse user experience	Date: February 26, 2014 From: Union China Link: http://big5.china.com.cn/gate/big5/ union.china.com.cn/cmdt/txt /2014-02/26/content_6699492.htm

“The Associated Press reported on February 24 that SINA Weibo plans to list in New York raising about $500 million. The listing is expected to be completed in the second quarter of this year. Goldman Sachs and Credit Suisse has been engaged as underwriters.”

This report directly cites an Associated Press report, which was based on speculative statements made by other sources rather than verified facts. The Company has not made or authorized any one to make such representation to the media.
B-12	SINA Weibo has achieved profit for the first time, Alibaba may increase shareholding	Date: February 27, 2014 From: Chinanews Link: http://finance.chinanews.com/stock/ 2014/02-27/5891252.shtml

This report directly cites an undisclosed foreign media report. The statement is speculative as it is not supported by verified facts. The Company has not made or authorized anyone to make such a representation.

As reported, SINA has declined to comment on the proposed IPO, which is in compliance with the publicity requirements.

No.	TITLE	DATE AND SOURCE	RELEVANT CONTENT	NOTES

“At the same time of SINA’s releasing its earnings report, there is news going around that Weibo plans to list on a U.S. stock market. According to foreign media reports, SINA Weibo aims to raise $500 million on the offering with a valuation of more than $4 billion. The listing is expected to be completed in the second quarter of this year. Also, it said that SINA has engaged Goldman Sachs and Credit Suisse to prepare for the Weibo IPO. As to this rumor, SINA responded that everything must be based on official announcements.”

B-13	Analyst expects SINA Weibo has achieved monetization in 4Q	Date: February 17, 2014 From: Tencent technology Link: http://tech.qq.com/a/20140217/012541.htm	“We believe that, with the completion of the reorganization of the management and profitability of the platform, SINA Weibo is ready for its IPO.”	The Company has not made or authorized anyone to make such a representation.

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Last updated: February 24, 2014 8:32 pm

By Josh Noble in Hong Kong and Arash Massoudi in New York

China's answer to Twitter, the microblogging site Weibo, is heading for a stock market listing in New York with a valuation of up to $7bn-$8bn, becoming the latest company to tap into huge investor demand for tech stocks.

Sina, which owns 71 per cent of Weibo, is looking to raise more than $500m through the deal, which is expected to complete in the second quarter, these people said.

The mooted valuation of up to $7bn-$8bn for the site is well above analyst estimates. Last year Alibaba, China's dominant ecommerce platform, paid $586m for an 18 per cent stake in Weibo, valuing it at $3.3bn.

Since then Sina's share price has risen by about a third, giving the group a market capitalisation of $4.9bn. Barclays analysts believe that Weibo alone is worth $5.8bn, while JPMorgan values it at roughly $5bn.

Sina is due to report its fourth-quarter earnings after the close of trading on Monday in New York.

Key questions on Weibo

NASDAQ

Take a closer look at the Sina-owned microblogging site ahead of its New York listing, with key questions answered and charts provided

Internet stocks have been a bright spot for investors looking to build exposure to China in the past year. Tencent, which owns a WhatsApp-like messaging system called WeChat, has seen its shares more than double in the past 12 months.

That surge gave it a market capitalisation of almost $140bn, more than McDonald's, Boeing and Cisco.

However, the listing comes at a tricky time for Weibo, which is popular with celebrities and protesters. Active users of microblogs in China fell by a tenth between 2012 and 2013, according to a recent report by a government-affiliated research group, thanks to increased competition from WeChat, and government censorship.

In a nation where public protest is rare, citizens have taken Weibo to criticise government misbehaviour and expose corruption. But the Chinese government has cracked down on outspoken bloggers.

Sina keeps a running list of blocked keywords updated as different scandals arise and employs a squad of censors to delete posts deemed too sensitive. While anonymous users try to outrace censors by substituting clever puns for touchy subjects, the government often pushes the company to require users to register with real names.

Investors are also eager to see whether Alibaba pushes ahead with a planned listing. Both New York and Hong Kong are in the running to host the deal, which is likely to value the company at more than $100bn.

Activity in the tech sector has roared ahead since the start of 2014, boosting global equity markets. Following Facebook's $19bn purchase of WhatsApp last week the value of tech deals has now reached $50bn, making it the busiest start to the year since 2000, the height of the dotcom bubble.

Sina
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Other social media companies have run into trouble recently, however. Shares in Twitter were hit earlier this month after it reported less than 4 per cent growth in user numbers during the fourth quarter. LinkedIn also fell sharply after it gave a subdued outlook for 2014 during its earnings report.

Chinese Microblogging Service Weibo Plans Public Offering - NYTimes.com Page 1 of 2

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The New York Times

February 24, 2014, 8:04 am

Chinese Microblogging Service Weibo Plans Public Offering

By DAVID BARBOZA

Updated, 4:10 p.m. |

The Sina Corporation, one of China's biggest Internet portals, is preparing an initial public offering in the United States for Weibo, its Twitter-like microblogging service, according to people close to the matter.

The offering, which has not been formally announced, could raise up to $500 million later this year. Goldman Sachs and Credit Suisse have been selected to underwrite the offering, according to the people close to the matter.

Sina's push to list one of its most popular units comes at a time when Chinese Internet companies are on a manic acquisition spree.

Over the last two years, China's big three Internet companies — Alibaba, Baidu and Tencent — have spent several billion dollars acquiring Chinese start-ups and international online game companies. They have been buoyed by huge stockpiles of cash and soaring stock prices.

Later this year, two of China's biggest e-commerce companies — Alibaba and JD.com — are expected to go public in the United States. The Alibaba offering, which has not been completed, could be the biggest stock offering in history, valuing the company at more than $100 billion.

Chinese Microblogging Service Weibo Plans Public Offering - NYTimes.com Page 2 of 2

The fortunes of Sina, which is an Internet portal much like Yahoo, rose several years ago when microblogging services became popular in China. Sina's Weibo led the way, followed by Tencent's own microblogging service.

Last year, Alibaba paid $586 million to buy an 18 percent stake in Sina Weibo, valuing the company at $3.3 billion. The other 71 percent stake is held by Sina, which is based in Beijing.

Some analysts project that Sina's Weibo unit could be worth $5 billion, even more than its parent, which is listed on Nasdaq.

The popularity of Sina's microblogging service has been undermined by government censorship and the spectacular rise of Tencent's instant-messaging application, WeChat, or Weixin in Chinese. The WeChat service bears some resemblance to the American start-up WhatsApp, which Facebook just agreed to acquire for up to $19 billion.

Chinese Internet companies are Goliaths in their own right. Alibaba, which is privately owned, is valued at about $130 billion, and Tencent, which is listed in Hong Kong, is trading at close to $130 billion. The market value of Baidu, which is listed on Nasdaq, is $60 billion.

A version of this article appears in print on 02/25/2014, on page B4 of the NewYork edition with the headline: Chinese Microblogging Service Weibo Plans Public Offering.

© 2014 The New York Times Company

Sina hires Credit Suisse, Goldman for $500 million Weibo U.S. IPO: source | Reuters Page 1 of 3

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http://www.reuters.com/article/2014/02/24/us-sina-weibo-ipo-idUSBREA1N08A20140... 3/18/2014

Weibo IPO: China's Twitter Gears Up to Go Public | InvestorPlace Page 1 of 3

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The Chinese microblogging company faces some headwinds, but still should have a boffo offering

Feb 24, 2014, 2:03 pm EDT | By Tom Taulli, InvestorPlace Writer & IPO Playbook Editor

The Weibo IPO would involve a spinoff from its current owner, Chinese Internet conglomerate **Sina** (SINA). SINA stock actually is up about 4% on the news, though the firm reports its fourth-quarter results after the market closes today.

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The word "weibo" means "microblog" in Mandarin Chinese, and that's no accident — the service is focused around short messaging broadcast to the public. Weibo got its start back in 2009 and has experienced strong growth, such as its Q3 daily active user count growth of 11.2% quarter-over-quarter to 60.2 million.

Weibo also has been able to monetize its platform nicely. In Q3, revenues more than doubled to $43.7 million, and the company even managed to come close to breaking even on the bottom line.

http://investorplace.com/ipo-playbook/weibo-ipo-sina-china-twitter/ 3/18/2014

China's Twitter-like Weibo is prepping for a U.S. IPO (report) | VentureBeat | Social | ... Page 1 of 5

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China's Twitter-like Weibo is prepping for a U.S. IPO (report) | VentureBeat | Social | ... Page 2 of 5

Chinese citizens an alternative to government-operated media properties.

Now its owner, Sina Corp., is reportedly planning to take Weibo public in the U.S..

Sina is aiming to raise around $500 million in an initial public offering of the Weibo service, according to the *Financial Times (http://www.ft.com/intl/cms/s/0/d596fe74-9d02-11e3-b535-00144feab7de.html#axzz2uGK7ggld)*, which first reported Sina's plans to spin off the company through a public offering. Other publications, including the *Wall Street Journal (http://online.wsj.com/news/article_email/SB10001424052702304834704579402412939770616-lMyQjAxMTA0MDIwMzEyNDMyWj)* and the *New York Times (http://dealbook.nytimes.com/2014/02/24/i-p-o-planned-for-chinese-microblogging-service/)*, have since corroborated the original report.

Although Sina Weibo remains immensely popular in China with more than 60 million daily active users, competing services like Tencent's WeChat pose a credible threat to the company. Sina has stated that people spending time on instant messaging app WeChat instead of Weibo.

Sina has also been slow to monetize Weibo. The company reported $43.7 million in advertising revenue from Weibo in the third quarter, but that's less than a quarter of Sina's $184.6 million net revenue during that period. Sina chief executive Charles Chao said Weibo was nearing "the break-even line" during a November earnings call.

Major Chinese e-commerce company Alibaba, a major Weibo investor, is helping the service cross that line. It features ads from its merchants on the platform and recently integrated its Alipay payments service into Weibo.

Alibaba acquired an 18 percent stake in Sina Weibo for $586 million last year. It may increase its ownership stake if an IPO occurs.

Sina has reportedly tapped Credit Suisse and Goldman Sachs to handle the U.S. listing.

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http://venturebeat.com/2014/02/24/sina-prepares-to-take-twitter-like-weibo-public-in-t... 3/18/2014

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Sina plans New York IPO for Weibo microblog

By KELVIN CHAN, AP Business Writer

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Weibo IPO would be a turning point for Sina - Feb. 25, 2014 Page 1 of 2

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Weibo IPO would be a turning point for Sina

By Sophia Yan @sophia_yan February 25, 2014: 2:28 AM ET

Recommend 14

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$76.09

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HONG KONG (CNNMoney)

Sina Corp. executives ignored the elephant in the room during an hour-long investors' call Tuesday -- keeping mum about a potential spinoff for Weibo, its popular microblogging site.

Neither CEO Charles Chao nor CFO Herman Yu addressed **recent reports** that New York-listed Sina (SINA) is targeting an IPO with an $8 billion valuation for Weibo. And to be fair, none of the analysts on the call asked.

If Sina does pull the trigger, the transaction would be the latest in a series of tech industry shake-ups, highlighted by Facebook's recent acquisition of WhatsApp for $19 billion. The flurry of activity is concentrated in the mobile space, increasingly seen as a sector of vital importance for the tech industry.

An $8 billion target would value Weibo at a whopping 60% premium compared to Sina's current **$5 billion** market cap.

On Tuesday, Sina executives were eager to highlight the fact that Weibo was profitable for the first time, pulling in $3 million in operating profit in the last quarter of 2013. The results were boosted by a 163% surge in ad revenues to $56 million.

Related story: Twitter needs an Asian strategy

The number of users also rose -- albeit at a slower pace than Sina is accustomed. Active daily users numbered 61.4 million by the end of December, up from 58.9 million in September.

Chao said that the service would have to find a way to attract more new users, and that Weibo's continued success "is largely dependent on our ability to continue to grow our user base."

The Beijing-based company announced quarterly net income of $44.5 million, a significant increase from $2.4 million a year prior. Total ad revenue grew 45% to $160 million.

Related story: Tencent: China's hottest tech company

http://money.cnn.com/2014/02/25/technology/sina-weibo-ipo/ 3/18/2014

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By PAUL MOZUR And PRUDENCE HO CONNECT

Updated Feb. 25, 2014 1:09 a.m. ET

China's Sina Corp. is planning to raise $500 million by launching an initial public offering in the U.S. for its Weibo microblogging platform. Paul Mozur explains what Weibo is and where it fits among the hierarchy of social-media sites.

China's Weibo social-media service has transformed discourse in the world's second-largest economy, giving a generation of young Chinese a way to reach millions outside traditional government-controlled media channels.

Now Weibo's owner hopes to take it public in the U.S.—at the same time that the service faces its biggest challenge to its four-year reign as China's top online forum.

Along with the U.S. listing, Weibo could get a further boost from Alibaba Group Holding Ltd., the Chinese e-commerce company. People familiar with the plans of the companies told The Wall Street Journal that Alibaba is likely to increase its stake in Weibo to 30% from 18% if an IPO takes place. In April, Alibaba bought the 18% stake in Weibo from Sina for $586 million as it moved to broaden its mobile offerings.

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Details of a Weibo IPO weren't clear, but the value of Alibaba's purchase suggests it would represent a minority stake in the business.

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China's Weibo Is What Twitter 'Should Have Become'

Feb. 25, 2014

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A reported $500 million initial public offering by a Chinese service that's referred to as a more advanced Twitter would be among the largest Chinese offerings to list in the U.S.

"Sina Weibo is what Twitter should've become," said Nate Elliott, vice president and principal analyst with Forrester Research.

Read More: Pew Maps Twitter Conversations, Finds 6 Types

But in Twitter's fourth quarter, the San Francisco-based company said the growth of its users has slowed. The company averaged 241 million monthly users in its fourth quarter, up only 3.8 percent from the previous three months.

The newer Weibo, which launched in 2009, allows its 61 million daily users to send short messages publicly to others about anything from pop culture to politics, as the Chinese government tries to control online information.

Read More: Twitter Stock Surges on IPO Day

While Twitter's functionality has "largely stood still" since its inception, Elliott said Sina Weibo has worked to add new features and new ways for its users to engage.

The result?

"What started as a knock-off of the popular U.S.-based microblogging service has grown into a fully-fledged social network and become the defining social site for a generation of Chinese

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Sina hires banks for Weibo's IPO

2014-February-25 08:53 Shenzhen Daily

The planned offering comes as Sina Weibo faces competition from Tencent Holdings Ltd.'s WeChat messaging application. The business came close to breaking even in the third quarter as its advertising revenue more than doubled from a year earlier.

Sina Weibo is China's biggest microblogging outlet, with 60.2 million daily active users at the end of September, according to Sina's third-quarter results. Sina chief executive officer Charles Chao said Nov. 12 the company is looking for a listing of the business.

Liu Qi, a Beijing-based spokesman for Sina, yesterday declined to comment on whether the company hired banks for an IPO in the United States. The Financial Times reported yesterday the plan on its website, citing unidentified people familiar with the matter. (SD-Agencies)

http://www.szdaily.com/content/2014-02/25/content_9142387.htm 3/18/2014

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Sina plans New York IPO for Weibo microblog

AP By KELVIN CHAN
February 25, 2014 1:17 AM

The share sale, which has not been officially announced, is expected to be carried out in the second quarter. The company did not return a request by phone and email for comment.

Sina's IPO plans come as other Chinese internet heavyweights prepare for share sales.

Alibaba Group, China's largest e-commerce company, is planning an IPO that's widely expected to happen this year and could value the company at more than $100 billion. Alibaba bought an 18 percent stake in Sina Weibo for $586 million last April.

Online retailer JD.com filed for a U.S. stock listing in January.

Chinese microblogs have enjoyed explosive growth as users have taken to social media to share information in a country where the Internet is strictly regulated. But numbers have been crimped recently by tighter Chinese government controls on what can be posted and reposted.

Chinese microblogs had 281 million users at the end of 2013, down 9 percent over the previous year, according to the China Internet Network Information Center.

The decline comes as Chinese web users shift to smartphone-based instant messaging services such as Tencent's WeChat, which has surged in popularity since 2012, threatening Sina Weibo's dominance in information sharing. WeChat and similar apps are increasingly incorporating social media functions that resemble microblog features.

Sina reported on Monday that fourth quarter earnings jumped 18-fold to $44.5 million as Weibo turned an operating profit for the first time thanks to rising revenue from advertising, games and VIP membership fees.

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Sina Weibo in Preparation for $500 Million IPO

Sina Corp (Nasdaq: SINA) plans to raise $500 million by floating its Twitter-like weibo microblogging service at the Nasdaq, probably by the end of June, a Sina executive told Yicai.com. Weibo posted $77.4 million in revenues in Q4 2013, accounting for 36.2% of Sina's total revenue during the quarter. As of the end of Q3 2013, Sina had invested a total of $160 million in weibo, and the business had generated $120 million in revenues, according to a report released by the China Internet Network Information Center. It is expected to become profitable by the end of 2014. Alibaba Group Holding Ltd, China's biggest e-commerce firm, paid $585 million in April 2013 for an 18% stake in Sina Weibo, which now claims to have registered over 500 million accounts. It was reported earlier this month that Alibaba planned to increase the stake to 30%.

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Sina Weibo mulling IPO "relatively soon"

English.news.cn 2014-02-25 19:57:04

The news emerged hours after Sina Corp announced its financial results for the fourth quarter and the full year ending Dec. 31, 2013, which showed robust growth.

For the fourth quarter, Weibo's total revenues reached 71.4 million U.S. dollars, up 151 percent year on year and 33.7 percent quarter on quarter, resulting in a profit of 3 million U.S. dollars, according to Sina.

Revenues in the first three quarters last year were 25.8 million U.S. dollars, 38.6 million and 53.4 million respectively.

Weibo registered a profit for the first time in its history of more than four years in the fourth quarter.

Advertising revenues grew 163 percent year on year, or 26 percent quarter on quarter, to 56 million U.S. dollars in the fourth quarter, according to Sina.

Non-advertising revenues from Weibo's value-added services, such as Weibo membership fees and games, more than doubled, rising 114 percent year on year to 15.4 million U.S. dollars.

The planned listing comes at a tricky time for Weibo, as microblogging is seemingly in decline because of competition from the more private mobile messaging apps like Tencent Holdings Ltd's WeChat, or Weixin, in China.

Active users of microblogs in China fell by a tenth between 2012 and 2013, according to a report by the China Internet Network Information Center.

However, the number of Weibo's daily active users increased from 60.2 million at the end of September 2013 to 61.4 million by the end of the year. The number was 46.2 million at the end of 2012.

The number of messages posted daily by Weibo users increased from 86 million at the end of September 2011 to 130 million at the end of October 2013.

Cao Guowei, chairman and CEO of Sina, said robust growth of Weibo was the main cause for the whole of Sina to achieve strong revenues and profits in the fourth quarter.

Sina, which also runs a portal website, posted revenues of 197 million U.S. dollars for the fourth quarter last year, up 42 percent from the same period of 2012. For 2013, Sina's revenues reached 665.1 million U.S. dollars, up 26 percent from 2012, according to Sina.

In 2014, Sina will try to increase the number of Weibo users and their user time through innovative products, said Cao.

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Sina Weibo

Sina Corp is an online Chinese media group operating Sina Weibo, a Chinese-language microblog loosely modelled on Twitter. Sina Weibo has more than half of the China market. Sina Corp also owns Sina.com, which is the biggest Chinese language infotainment web portal, according to Wikipedia. Sina Corp's global headquarters are in Shanghai. Its rivals are Baidu and Sohu.com.

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Sina Weibo is coming under increasing threat from messaging apps like WeChat. Photo: Reuters

The share sale, which has not been officially announced, is expected to be carried out in the second quarter. The company did not return a request by phone and e-mail for comment.

Sina's IPO plans come as other Chinese internet heavyweights prepare for share sales.

Alibaba, China's largest e-commerce company, is planning an IPO that's widely expected to happen this year and could value the company at more than US$100 billion. Alibaba bought an 18 per cent stake in Sina Weibo for US$586 million last April.

Online retailer JD.com filed last month for a US stock listing.

Chinese microblogs have enjoyed explosive growth as users have taken to social media to share information in a country where the internet is strictly regulated. But numbers have been crimped recently by tighter Chinese government controls on what can be posted and reposted.

The microblogs had 281 million users at the end of last year, 9 per cent fewer than the year before, according to the China Internet Network Information Centre.

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Sina Weibo announces plans for IPO

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Weibo's actual value is a subject of some debate, with Nomura analysts putting it at approximately $3.7 billion (using Twitter's 2011 valuation as a point of reference) and Piper Jaffrey concluding that it could be as high as $8 billion. However, Sina will only be seeking in the area of $150 million in the IPO, so it stands to reason that hefty ownership stakes will not be on offer. 71% of Weibo is currently owned by Sina; e-commerce giant Alibaba paid $586 million for an 18% stake last year.

Weibo claims to have over 500 million registered users. However, censorship is a continuing issue, and that is unlikely to change in the near future. "Sina Weibo is certainly not immune to the censorship of the Great Firewall of China," writes Adam Pasick at Quartz. "Users regularly play a cat and mouse game with censors who take down posts on forbidden topics." Sina maintains a cumulative list of banned keywords and runs a team of censors to monitor and shut down posts about scandals and political events that it deems too controversial.

Investing in internet stocks in China is proving a popular option at the moment, with WeChat (a messaging app similar to WhatsApp) helping to boost parent company Tencent's shares. This week, Sina revealed net profits of $44.5 million in the final quarter of 2013, marking year-on-year growth of over $42 million. A statement by chief executive Charles Chao outlines Sina's current plans to "continue to focus on growing Weibo's user base and user engagement.

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Sina Weibo, China's answer to Twitter, is heading for the New York Stock Exchange.

Philip Ellis is a British blogger with a background in digital marketing. He specialises in pop culture, social media and technology. He regularly contributes to ogilvydo.com and Huffington Post

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The stock offering could blunt the global ambitions of Twitter: Weibo already has more than twice the number of users that Twitter has, and Twitter only has 187 million non-U.S. users — a fraction of Weibo's non-U.S. presence.

The New York Times estimates the stock offering could be worth about $5 billion (http://dealbook.nytimes.com/2014/02/24/i-p-o-planned-for-Chinese-microblogging-service/?_php=true&_type=blogs&_r=0). That would give Weibo a warchest to fuel its expansion in Asia — making it even harder for Twitter to make further inroads there.

Chinese citizens can use Weibo to write 140 character posts, chat or mention people with the '@username' format, add hashtags, and more talk about news or voice their opinions relating to the government.

Launched by Sina Corporation in 2009, Sina Weibo's popularity soared. It had 503 million registered users (http://thenextweb.com/asia/2013/02/21/chinas-sina-weibo-grew-73-in-2012-passing-500-million-registered-accounts/#!xv23g) by December 2012 and 100 million messages are posted each day according to Bloomberg (http://www.bloomberg.com/news/2012-02-28/sina-s-weibo-outlook-buoys-internet-stock-gains-in-n-y-china-overnight.html).

The recent acquisitions of WhatsApp (http://www.businessinsider.com/how-facebook-can-profit-from-whatsapp-2014-2) ($19 billion)and Viber ($900 million) have placed added emphasis on social networks and messaging services.

http://www.businessinsider.co.id/sina-weibo-ipo-2014-2/ 3/18/2014

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Weibo's valuation has grown steadily since April 2013, when Alibaba Group Holding Ltd., purchased an 18 percent stake in the company for $586 million. The Wall Street Journal reports that Alibaba may increase its stake in Weibo to 30 percent if the IPO takes place.

News of the Weibo IPO came on the same day that Sina reported the division had achieved its first operating profit ever in the fourth quarter of 2013. The operating profit of $3 million came after 2013 fourth-quarter advertising revenue surged 163 percent to $56 million.

Sina's CEO, Charles Chao, said he hopes Weibo's profits will continue to rise even though the number of microbloggers using the site is steadily falling—from 308.6 million in 2012 to 280.2 million in 2013. Analysts attribute much of that fall to changing mobile messaging habits and a Chinese government crackdown on online speech.

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Skadden, Shearman win mandates for Weibo's US IPO - Legalweek Page 1 of 3

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Skadden, Shearman win mandates for Weibo's US IPO

Author: Elizabeth Broomhall in Hong Kong

03 Mar 2014 | 04:26 |

Tags: Corporate / m&a, Capital markets

Skadden Arps Slate Meagher & Flom and Shearman & Sterling have snared roles on the upcoming US IPO of Chinese microblogging site, Weibo.

News of the hotly-anticipated listing emerged last week, with media reports estimating that it would take place in the second quarter of this year and raise around $500m.

Gao has been involved in the IPOs and US listings of nearly 40 China-based companies in recent years, including 21Vianet Group, Renren and Baidu.

As the former head of Shearman & Sterling's Asia capital markets group and previous managing partner in Beijing, Seem has also been involved in a large number of transactions by Chinese companies and remains active in the firm's China practice.

According to Reuters, banks hired for the IPO include Credit Suisse and Goldman Sachs.

Both Skadden and Shearman declined to comment.

Weibo, known colloquially as China's version of Twitter, is owned by Sina corporation and is one of the most popular sites in the country, estimated to be accessed regularly by around 30% of all Chinese internet users.

Other China-based internet companies which have looked to the US to raise funds recently include e-commerce giant JD.com, which filed for a $1.5bn US IPO in January and rival Alibaba, which is also expected to go public in the US during 2014.

Related: Simpson and Kirkland lead as Alibaba eyes AutoNavi buyout

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Weibo IPO plan stretches financial logic

By Robyn Mak | March 3, 2014, Monday | PRINT EDITION

But investors can already buy shares in parent Sina, whose value is mostly made up of Weibo already. They should be skeptical about the idea that two plus two is five.

With over 61 million active users a day, Weibo is one of China's most hyped social networks. Yet owner Sina Corp, which also operates web portals, has only lately started to try and monetize it. Revenue from the microblog grew 34 percent in the quarter ending December 31 to US$71.4 million, compared with the previous three months. A chunk of that came from a tie-up with e-commerce giant Alibaba, which owns 18 percent of the microblog, with the option to increase to 30 percent.

Sina is now seizing on red-hot tech valuations to plan a listing of a minority stake in Weibo. Indeed, since Alibaba bought its stake in April 2013, valuing the microblog at US$3.3 billion, Weibo's prospects may have increased dramatically.

Assume Weibo's revenue continues to grow at about a third, quarter on quarter, for the next year. It could potentially make around US$620 million in revenues for 2014. Apply an earnings margin of 30 percent, comparable to gaming group Tencent and search engine Baidu, and the same valuation multiple investors give to parent Sina, and Weibo could be worth over US$5.5 billion — an increase of 67 percent in less than a year. Sina's own share price over that time has increased by just a third.

The question is why investors would give a higher value to Weibo after a partial spin-off. Sina's 70 percent share of a theoretically listed Weibo is already the lion's share of its market capitalization, which increased just 4 percent on February 24 to US$5.1 billion. And Sina's structure isn't complex — its only other business is a shrinking web portal division, so it's unlikely investors are missing something important.

Chasing hot valuations is understandable, but investors should be wary of what looks like an attempt to create something from nothing.

The author is a Reuters Breakingviews columnist.

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Chinese microblogging service Weibo (http://weibo.com) is poised for an initial public offering in the United States at an $8 billion valuation, according to data compiled by the financial intelligence firm PrivCo (http://privco.com).

Weibo was launched by Chinese corporation Sina in 2009 and quickly became one of the most popular Internet properties in the region. An estimated 100 million messages are posted on Weibo each day.

The offering has not been publicly announced, but it could raise up to $500 million. According to PrivCo's sources, the firm will likely list on Nasdaq, and Goldman Sachs and Credit Suisse will underwrite the offering.

VentureBeat first reported (http://venturebeat.com/2014/02/24/sina-prepares-to-take-twitter-like-weibo-public-in-the-u-s/) on the offering on February 24, when rumors began flying in the press.

One of the big winners from the IPO is Alibaba (http://alibaba.com), the Chinese e-commerce giant, which purchased an 18 percent stake in Weibo last year at a $3.25 billion valuation. PrivCo predicts Alibaba will stand to profit over $1.5 billion and will likely exercise its option to increase its stake to up to 30 percent.

Later this year, Alibaba is expected to go public in the United States. Analysts have valued that company at around $100 billion, which would make it one of the biggest stock offerings in history.

Weibo's future success is threatened by competing services like Tencent's WeChat. Sina has admitted that people are increasingly spending time on instant messaging app WeChat instead of Weibo.

Another word of warning for potential investors: Like Twitter itself, Sina has been slow to monetize the service. The company reported $43.7 million in advertising revenue from Weibo in the third quarter of 2013, but that's less than a quarter of Sina's $184.6 million net revenue during that period. Sina chief executive Charles Chao said Weibo was nearing "the break-even line" during a November earnings call.

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Chinese internet company SINA CORP's (NASDAQ:SINA) microblogging unit WEIBO (modeled after Twitter) – **planning a New York IPO as early as June**, according to PrivCo sources **is valued at up to $8 billion** according to PrivCo analysis, using comparable mobile IPOs and private company M&A transactions, including What'sApp and Twitter.

In addition, privately-held China internet giant **ALIBABA** (PrivCo Private Company Ticker: ALIBP) **stands to profit over $1.5 Billion** on its well-timed purchase of an **18% stake in Weibo** last year at a $3.25 Billion valuation (and included an **option to increase its stake to up to 30% at a mutually agreed upon valuation**, an option Alibaba will likely exercise before Weibo's IPO). Little known within investor circles, the Alibaba stake in Weibo **will add over $2.5 Billion to Alibaba's** already record-breaking **$135 Billion likely IPO valuation**, PrivCo calculates.

PrivCo provides an exclusive analysis of Weibo's expected IPO:

WEIBO's Expected IPO Offering

- **Proposed Exchange:** NASDAQ likely (PrivCo Sources)
- **Offering Amount:** $1 billion+
- **Expected Valuation:** $8 Billion
- **Expected Trading Begins:** June (PrivCo Sources)
- **Lead Underwriters:** Credit Suisse, Goldman Sachs (PrivCo Sources)
- **Weibo Ownership:** SINA Corp 71%, Alibaba18%, Weibo Employees and Directors 11%

* Alibaba has option to increase its stake to 30%

WEIBO IPO: PrivCo Analysis

WEIBO is worth more *separate* from SINA, than as a part of SINA

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Weibo IPO: Site Could Be Valued at $8 Billion

The company wants to capitalize on the big buyout of WhatsApp ... and so far, it looks like the hype is working in Weibo's favor

Mar 6, 2014, 2:31 pm EDT | By Tom Taulli, InvestorPlace Writer & IPO Playbook Editor

The offering itself is something of a no-brainer. **Facebook's** (FB) $19 billion deal for **WhatsApp** caused reverberations across the global tech markets that made mobile messaging a must-have, which bodes well for a Weibo IPO.

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Weibo is the creation of Chinese-based Internet operator **Sina** (SINA), which wanted to build an app that simply made it easy to send short messages. Weibo caught fire quickly and has ballooned to 61.4 million active daily users.

More attractive to potential Weibo IPO investors is the fact that the company has been able to monetize that user base. In its most recent quarter, Weibo brought in $56 million in revenues, which

http://investorplace.com/ipo-playbook/weibo-ipo-8-billion/?utm_source=feedburner&utm_... 3/18/2014

Weibo IPO: Site Could Be Valued at $8 Billion | InvestorPlace Page 2 of 3

was 163% improved on a year-over-year basis. That even translated to an operating profit of $3 million.

That traction has helped Weibo attract a substantial amount of outside capital. The most notable round of financing came from **Alibaba**, which invested $586 million for an 18% stake last year. That deal valued Weibo around $3.25 billion.

A few considerations on the bear side of a Weibo IPO include intense competition — this includes players such as **Tencent's** (TCEHY) **WeChat**, **Line** and **Kakao** — as well as the nagging problem of the Chinese government, which doesn't take kindly to many social media outlets and has even arrested some Weibo bloggers.

But both have been the running environment in China for years, and Sina has a long history with managing the … intricacies.

Expect investors to be eager to get into the Weibo IPO, which would provide exposure to the fast-growing Asian market for mobile. But it should be pointed out that markets can be fickle, and Sina probably realizes this, which would explain the urgency in landing a deal.

Tom Taulli runs the InvestorPlace blog IPO Playbook. He is also the author of High-Profit IPO Strategies, All About Commodities *and* All About Short Selling. *Follow him on Twitter at @ttaulli. As of this writing, he did not hold a position in any of the aforementioned securities.*

Article printed from InvestorPlace Media, http://investorplace.com/ipo-playbook/weibo-ipo-8-billion/.

©2014 InvestorPlace Media, LLC

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Sina Corp.'s Weibo could choose U.S. exchange for IPO Page 1 of 2

Item A-23

ABOUT EVENTS TOP 100

THE BUSINESS OF TECHNOLOGY

FEATURES CLEAN TECH FINANCE GLOBAL INTERNET MOBILE SOCIAL SOFTWARE STARTUPS

BACK

March 12, 2014 Red Herring Editorial Team | Leave a Comment

The research puts Weibo's value at around or below $8 billion, which is nearly double Sina's market cap of $4.7 billion. "Weibo is worth more divorced than married," PrivCo founder and CEO Sam Hamadeh, said in the company's report.

Weibo earned $71 million in revenue Q4 of 2013, more than ever before and a 149 percent increase from the same period a year earlier. The company began monetizing in 2012 and brings in revenue through display ads, sponsored posts, games and premium memberships. Weibo counts more than 300 million users registered on its platform, according to IDG Connect. These numbers are sure to attract the attention of investors should an IPO materialize.

The company's potential June debut will benefit another titan of the Chinese web: Alibaba. The e-commerce giant, rumored to be headed public soon itself, has an 18 percent stake in Weibo, which it bought for $586 million. (Sina holds 71 percent of the company, while Weibo employees and and directors take the remaining 11 percent). That same stake would swell in worth to $1.44 billion should Weibo sustain an $8 billion valuation. Alibaba may augment its share to 30 percent, in which case the company's stake's value would jump by $1 billion.

But the $8 billion valuation is not set in stone, and news of an IPO comes at a challenging time for Weibo. The company has lost momentum with customers; its user base shrunk 9 percent from 308.6 million to 280.8 million between 2012 and 2013, according to a report by the China Internet Network Information Center (CNNIC). Usage also dropped 9.2 percent from 54.7 percent to 45.5 percent. Fierce competition has also built Weibo and WeChat into arch rivals. The CNNIC's report says 37.4 percent of Weibo users that left the platform took up with WeChat. And Weibo, once seen as a sanctuary for free-flowing discussion, has been dogged by reports of online censorship. One blog, "Blocked on Weibo," lists words that won't generate search results on the platform, or could get a post deleted or hidden from others.

China has only just thawed its domestic IPO freeze, and both the NYSE and NASDAQ prove compelling alternatives to listing at home. The former's composite index offered a one-year return rate of 18.46 percent, while NASDAQ boasts 36.92 percent.

Alibaba maximized its listing options by reportedly getting the okay from both the NYSE and NASDAQ to debut on either exchange. The company's decision to (maybe) IPO outside of China most likely stemmed from its issues negotiating with the Hong Kong Stock Exchange. But a local listing hasn't yet been ruled out. Meanwhile, Chinese companies like Qunar and LightInTheBox have recently traded local debuts for foreign ones, and China's reported second-largest e-commerce company, JD.com, plans to IPO in New York.

The U.S. has only recently opened exchanges back up to Chinese listings, as accounting scandals in the past left investors feeling sour. Now major Chinese players like Sina Weibo and JD.com head for an American offering. For Weibo, making its way to the U.S. could capitalize on a hot trend and help the company make a splashy debut in a new market. The platform needs more people, and one reason it may be going to America is to find them there.

Filed Under: Global, Internet, Top Stories

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Item B-1

新浪微博拟赴美上市 阿里巴巴或增持股-华尔街日报 Page 1 of 4

新闻、图片、视频

每周1美元，尽享英文版《华尔街日报》 立即订阅

中国 国际 2014年3月19日 星期三

欢迎 lostian 订阅邮件 - 我的账户 | 退出

首页 中国 国际 经济 金融市场 个人理财 最新专栏 生活休闲 华尔街人生 市场全景 公司与行业 房地产 科技 观点

科技股评 个人数字生活 商界全接触 科技城市通 科技投资 大人的玩具 科技看点 互联网 通信 电脑 软件 《华尔街日报》数字经济论坛

乔治·克鲁尼的选择 OMEGA

2014年02月24日 10:24

新浪微博拟赴美上市 阿里巴巴或增持股

正文 评论

测试版
新浪微博
weibo.com

Reuters

新浪计划于2014年第二季度将其微博业务在美国上市。图为2011年9月，电脑屏幕上显示的一张新浪微博的logo。

中国社交网站新浪微博(Weibo)改变了全球第二大经济体内人们的交流方式，让年轻一代有机会接触到政府控制的传统媒介之外的大量内容。

如今，新浪微博的所有人希望微博能在美国进行首次公开募股(IPO)，而此时也正值连续四年作为中国最大网络论坛的新浪微博面临最大挑战的时候。

知情人士透露，新浪公司(Sina Corp.)打算今年第二季度让旗下与推特(Twitter)类似的微博赴美上市，拟筹资6亿美元左右。其中一人表示，已在美国上市的新浪聘请了瑞士信贷(Credit Suisse AG)和高盛集团(Goldman Sachs Group Inc.)负责安排美国上市事宜。《金融时报》(Financial Times)周一早些时候报道了新浪微博拟上市的消息。

在美国上市后，中国电子商务巨头阿里巴巴集团(Alibaba Group Holding Ltd.)可能会进一步增持微博的股份。知情人士对《华尔街日报》说，新浪微博IPO以后，阿里巴巴可能会将所持微博的股份从18%增至30%。去年4月，阿里巴巴以5.86亿美元的价格从新浪手里收购了微博18%的股份，当时阿里巴巴正试图扩大其提供的移动应用产品。

目前还不清楚有关新浪微博IPO的具体事宜，但从阿里巴巴所购新浪微博股份的价值看，

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http://cn.wsj.com/gb/20140224/tec182900.asp 3/19/2014

Item B-2

Page 1 of 2

REUTERS 路透

美股业绩：新浪第四季微博广告营收激增，但总体表现未大幅超越预估

2014年2月25日

第四季非GAAP净利增长一倍至3,300万美元，合每股盈余(EPS)为0.47美元，比分析师预估的每股盈余0.46美元仅高1美分。

新浪预计2014年第一季非GAAP营收为1.62-1.67亿美元，符合分析师预计的约1.652亿美元。

上述消息人士称，新浪微博计划在第二季上市。该人士未获授权就此事公开发表言论。

新浪首席执行官兼董事长曹国伟周一表示，"进入2014年，我们将继续致力于以产品创新来推动微博用户数和使用时间的增长，同时抓住有助我们长期成长的机遇。"

新浪周一在美股盘后交易中下跌至75.00美元，Nasdaq市场常规交易时段报收76.08美元。(完) (编译/审校 徐文旭/王兴亚/孙茉莉)

http://cn.reuters.com/article/financialServicesNews/idCNL3S0LT56X20140224 3/19/2014

Item B-3

新浪去年第四季度微博首度实现盈利 | 财经 | 香港南华早报 Page 1 of 2

焦点楼盘分析 豪宅设计鉴赏

香港 南华早报

大陆 港澳台 国际 财经 观点 专题 南华香港指南

首页 » 财经 » 新浪去年第四季度微博首度实现盈利

财经

新浪去年第四季度微博首度实现盈利

去年第四季度，微博营收达到7140万美元，实现300万美元的营业利润。新浪该季净营收1亿9700万美元，同比增长42%。

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图片来源：AP

打印 电邮 2014年02月25日 上午11:51

（南华中文网讯）新浪去年第四季度净营收1亿9700万美元，同比增长42%，净利润达4450万美元，大幅超过去年同期的340万美元。此外，据传将于5月赴美上市的新浪微博首度实现季度盈利，其中广告营收达5600万美元，同比增长163%。

新浪今日（2月25日）早上发布去年第四季度及全年未经审计的财务报告。报告显示，公司该季的净营收和净利润均实现大幅增长。合摊薄后每股净收益0.59美元，去年同期为0.05美元。

2013年第四季度非美国通用会计准则新浪应占净利润为3900万美元，上年同期为900万美元，每股摊薄净收益为47美分，上年同期为13美分。

昨日有消息传出，新浪微博将于今年第二季度在纽交所上市。根据财报数据，去年第四季度，微博营收达到7140万美元，实现300万美元的营业利润。其中，广告营收5600万美元，同比增长163%，非广告业务收入1540万美元，同比增长114%。

得益于微博业务增长，2013年全年新浪净营收6.651亿美元，同比增长26%，应占净利润4530万美元。新浪高层此前曾说，微博上市将在盈利之后，这一前提目前已经实现。

新浪董事长兼CEO曹国伟在财报中表示："微博广告和增值服务第四季度的良好表现帮助公司取得了营收和利润的强劲增长。2014年将继续致力于以产品创新来推动微博用户基数和使用时间的增长，同时抓住移动公司长期成长的机遇。"

新浪微博于2012年4月启动商业化进程。据新浪提供的数据，商业化第一年新浪微博营收达到6600万美元，第二年增长到1.882亿美元，是上一年度的2.87倍。在国际市场，Twitter（推特）于2010年启动商业化，前两年营收分别为2838万美元和1.06亿美元。对比之下，微博商业化收入已经超过了同阶段的Twitter。

目前，微博收入来源主要来自社交广告与增值服务，其中社交广告营收收入比例接近80%。此外，新浪提供的数据显示，微博的活跃用户数及内容发布量都保持增长的势头，截至去年12月底，微博日活跃用户达6140万，比前一季度增加120万。

新浪提供给媒体的报告称，打击网络大V等传言对微博造成的影响有限。"微博中的意见人士属于很少数，不应把其作为微博整体活跃度的代表"。与此同时，名人、明星和意见领袖等大V进一步向新浪微博集中，尤其是前央视主持人崔永元开始在新浪微博，被视为"抛弃没有发生新闻的名人从微博向新浪迁移的信号"。

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打印 电邮

美食巡礼
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Item B-4

新浪微博或二季度独立上市[2014-02-25]_网易新闻中心 Page 1 of 6

国美在线 www.gome.com.cn

网易新闻 [illegible]

新浪微博或二季度独立上市[2014-02-25]

2014-02-25 [illegible]

[illegible]

[illegible]

[illegible]

[illegible]

Item B-5

密谋上市：新浪微博估值几何？_21世纪网 Page 1 of 4

密谋上市：新浪微博估值几何？

核心提示：暗地筹谋近一年，新浪微博上市终于进入实质性阶段。

21世纪经济报道 暗地筹谋近一年，新浪微博上市终于进入实质性阶段。

2月24日，有媒体报道，新浪微博计划在纽约上市，筹集5亿美元资金，预计在第二季度完成上市。新浪已经选择了高盛和瑞信作为承销商。

21世纪经济报道记者随即向新浪CEO曹国伟短信求证，截至发稿时未收到曹国伟的任何回复。新浪公关部相关负责人表示，目前尚无微博上市的相关消息。

新浪（NASDAQ：SINA）2013年第三季度财报显示，季内新浪微博广告收入较上年同期增长125%，至4370万美元；季内新浪微博增值业务营收为870万美元，同比增长121%，其中包括来自网络游戏的分享营收和微博会员收费。

上述财报还显示，日活跃用户总数较第二季度增长11.2%，至6020万人。

新浪相关负责人对21世纪经济报道记者表示，新浪将于25日发布2013年第四季度及全年财报，届时将有最新的微博运营数据。

相关阅读

新浪微博赴美IPO 阿里或增加持股至30%

专栏：新浪微博上市告别门户

新浪微博上市，如何讲好故事是个问题

上市三步走

去年4月，自阿里集团参股后，新浪微博就开始筹谋上市。

新浪微博上市分"三步走"：去年4月份开始筹谋，8月份开始布局，现在进入实质性阶段。

新浪微博成立之初，很多员工在新浪网，但却给新浪微博干活。去年9月，新浪网开始交割员工关系。原来新浪网与新浪微博是"两块牌子，一套班子"，此后向"两块牌子，两套班子"改变。

关系交割后，员工合同关系统一划到了微梦公司，即微梦创科网络技术（中国）有限公司。微梦创科是为新浪微博单飞进行的架构调整，也是为新浪上市做准备。

业界预计，新浪微博2013年第四季度可能盈利。艾媒咨询CEO张毅认为："新浪正处于推出微博特有的最新商业化服务和产品进程中，例如，为面向中小型企业的微博营销服务推出新的推广活动，及推出新的微博数据仪器服务等，可提升微博未来潜力。"

幸福指数
有奖调研

Item B-6

明報財經網-財經新聞-經濟新聞-重點新聞-保利文化孖展200億 超購76倍-20140225 Page 1 of 2

明報財經網

重點新聞

保利文化孖展200億 超購76倍 (2014/02/25)

保利文化孖展200億 超購76倍

2014年2月25日

【明報專訊】昨日開始公開招股的保利文化(3636)反應熱烈，加上銀行收緊貸款額度，昨日多家證券行孖展已告「借爆」，估計共借出近200億元孖展，首日已超購逾76倍。

保利文化計劃集資21.9億元至25.7億元，入場費為3333.26元。有投資者表示，保利文化首日招股反應熱烈，加上銀行近期又收緊貸款額度，多家證券行出現「水緊」，孖展額度嚴重不足，其中耀才在九點半開始接受客戶認購，不足一小時已借出90億元孖展，並立即暫停，至下午雖一度恢復借出孖展，但再借出約16億元後又告「借爆」。

本報查詢多家證券行亦已暫時「拉閘」，其中輝立及致富昨日均已暫停為保利文化借出孖展。輝立證券投資主任陳英傑表示，現時該行已暫停保利文化孖展，明天如何視乎銀行是否「開水喉」。亦有券商指出，可能銀行認為風險太高，故今日暫時「閂水喉」。

傳新浪微博赴美集5億美元

此外，據英國《金融時報》報，新浪微博計劃在紐交所集資5億美元，預計今年第二季度可完成上市。據該報引述消息人士稱，新浪已選擇高盛和瑞信作為微博上市的承銷商。新浪微博是近年來內地成長最快的互聯網社交平台之一，吸引了龐大的用戶群。去年4月，阿里巴巴以5.86億美元入股新浪微博，獲得了其18%的股份。

另外，據內地網站報道，來自內地網絡遊戲與盛大的內部信源指出，盛大計劃將盛大遊戲、酷6、盛大雲、盛大文學、安智市場等旗下業務打包賣給阿里巴巴，收購價約在30至35億美元之間，雙方談判已到比較關鍵的階段。阿里巴巴發言人昨日表示對此不作評論，惟接近事件的消息人士稱有關談判交易正在進行。

〈上一頁 下一頁〉

中國機遇無限，投資更要獨具慧眼。 UBS

明報新聞手機App已登錄Play Store

http://www.mpfinance.com/htm/finance/20140225/news/ec_ecc1.htm 3/19/2014

Item B-7

推出4年多 新浪微博首赚钱_财经_新京报网 Page 1 of 2

新京报网 www.bjnews.com.cn 财经

推出4年多 新浪微博首赚钱

2013年Q4财报显示，实现300万美元利润，阿里入股后广告收入连续数季度大增

推出4年多以后，总新浪集团之力"供养"的新浪微博在2013年Q4首次实现季度盈利。而昨天的新浪财报发布，也刚好卡在新浪微博欲上市传闻频起的时间点。

借力阿里广告收入大增

新浪昨天公布的2013年Q4财报显示，新浪微博的总收入为7140万美元，占到新浪集团总营收36.2%。同时，首次季度盈利到来。"去年第四季度微博实现了300万美元的营业利润。"新浪董事长兼CEO曹国伟在昨日的财报分析师会议上披露。

2013年第二季度起，新浪微博广告收入开始了接连数个季度的大幅增长，据记者了解，影响微博广告收入翻倍的重要原因，是阿里巴巴背后的贡献。

去年4月，阿里巴巴5.86亿美元入股新浪微博，获得其18%的股份。作为回报，阿里开始进行微博的广告投放。按照计划"这一战略合作预计在未来三年内给新浪微博带来大约3.8亿美元的营销和社会化电子商务的收入。"

盈利拐点提供上市契机

新浪微博广告收入连续高速增长、首次实现了季度盈利，这些信号都在指向近期的另一传闻，新浪微博计划启动IPO。

据英国《金融时报》报道，新浪微博计划启动IPO，在今年Q2赴美融资5亿美元。新浪官方对上述消息未予评价。

从2011年，开始传出新浪为微博的分拆上市筹备、与投行接触。据北京工商局网站资料，新浪微博已注册有两家独立公司。分析指出，近期无论从新浪微博盈利拐点的出现，还是资本市场对中概股窗口打开的时机，都是新浪微博冲刺IPO的良机。

日前来自T. H. Capital的报告指出，新浪微博上市时可能估值会达到55亿美元，按照去年8月阿里巴巴集团入股的估算，新浪微博当时的估值约为33亿美元。

新京报记者 刘夏

看过这篇新闻，我的心情：

http://www.bjnews.com.cn/finance/2014/02/26/306407.html 3/19/2014

Item B-8

新浪微博首度实现盈利 对上市传言不予置评-新华网 Page 1 of 3

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新浪微博首度实现盈利 对上市传言不予置评

2014年02月26日 06:47:36 来源： 北京青年报

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新浪给投资者交出满意答卷。昨天新浪发布的2013年第四季度和全年财报显示，随着商业化的稳步推进，第四季度微博营收7140万美元，同比增长151%，环比增长33.7%，首次实现了季度盈利。有消息称，新浪微博将于第二季度在纽交所上市。对此，新浪发言人对传闻表示不做评论。

数据显示，全年第四季度，新浪微博收入首次突破7000万美元，实现了300万美元的营业利润。其中，微博广告营收达到5600万美元，同比增长163%，环比增长超过[illegible]。非广告业务营收达到1540万美元，同比增长114%，环比增长近60%。

有分析人士称，腾讯推出微信以后，对微博的用户形成直接冲击，尤其是活跃用户数。然而，新浪微博CEO曹国伟给出的一组用户数有力地打消了此传言。他在分析师电话会议上透露，新浪微博日活跃用户从上季度的6020万增长到6140万，同时微博用户的使用时间也同步增加，且移动端的比例进一步增加。

新浪微博今年将首要目标定为持续提升微博用户数及微博用户的活跃度。为达成这一目标，微博将持续进行产品创新，包括与电视节目进行更紧密的合作，以及推动微博移动支付业务等。

“今年新浪计划投资于移动互联网、视频及垂直化扩展业务，以扩大在移动及视频领域的市场份额，进一步提升门户业务的竞争力。”曹国伟强调，通过新浪网及微博的协同，新浪将在包括互联网金融、在线体育等领域进行扩张，这对于新浪来说意味着更多的商业机会。（记者 吴[illegible]）

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新浪微博上市窗口打开_财经_环球网 Page 1 of 4

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新浪微博上市窗口打开

2014-02-26 07:45 每经网-每日经济新闻 我有话说 字号：T T

继[illegible]赴美国纽交所上市之后，新浪微博也宣布首度实现盈利，而这被外界解读为打开了上市的"窗口"。

昨日（2月25日），《每日经济新闻》记者从新浪内部人士处获悉，目前新浪微博的确已经启动上市。不过新浪官方未对此发表评论。

昨日，新浪发布的最新财报显示，新浪微博2013年第四季度首次实现盈利，营收达到7140万美元。其中广告营收5600万美元，同比增长153%，非广告业务收入1540万美元，同比增长114%。

此外，得益于微博业务增长，去年第四季度新浪营收1.97亿美元，同比增长42%，2013年全年新浪净营收6.651亿美元，同比增长26%，应占净利润4510万美元。

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就在此前，英国《金融时报》报道，新浪微博计划在纽交所上市，募集5亿美元，预计今年第二季度完成，新浪微博已选择高盛和瑞信作为上市承销商。

趁Twitter股价高涨时上市/

互联网资深专家洪波认为，新浪微博选择此时启动IPO可谓占有"天时地利人和"，一个好的窗口期以及阿里入股后带来的盈利利好都可以作为其上市的一个卖点。不过，上市之后，新浪微博依然面临微信的竞争，如何保证持续的用户活跃度是其商业化的根基。

对于新浪微博此时IPO的时间节点选择背后的逻辑，一种观点认为，伴随微信等新平台对微博业态的冲击，微博业态的资本溢价空间已开始走下坡路。在此背景下，作为中国微博行业的老大新浪微博，上市时间越向后，估值压力越大，现在选择上市，存在防守的意图，实现估值损失最小化。

据《每日经济新闻》记者了解，自去年4月，阿里巴巴5.86亿美元入股新浪微博获得18%股权后，新浪微博就已经悄悄埋下了上市伏笔，主要表现在新浪的内部架构、人员配置都悉数作了调整。

对于为何选择此时上市，洪波解读称，2014年有一大批互联网公司上市，此前京东已经提交了IPO申请，阿里也将"毫无悬念"地上市，目前资本市场对中概股的反应良好，受益于Twitter股价在上市后的良好表现，新浪微博也有机会给投资者再讲一个"中国Twitter"的故事，新浪需要借这波"社交网络"概念尚未冷却之时及早上市，获得较高估值。

洪波称，新浪微博上市是阿里作为战略投资者的根本利益所在。阿里拿出5.86亿美金获得新浪微博18%的股份后，三年内将为其输送市场价为3.8亿美元的广告费，这些广告费是阿里获取外部流量的必要支出，但也加快了新浪微博的盈利步伐，这必然提速新浪微博以高额估值挺向资本市场。

对于新浪微博的估值，互联网专家陈志刚认为，从用户数、营收规模、成长速度等角度，可以

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新浪微博首季度盈利：33%收入靠阿里

作者 赵陆 来源：第一财经日报 时间：2014-02-26 06:38 字号：大 中 小

导读 数据显示，新浪微博在2013年第四季度营收7140万美元，同比增长151%，并实现了300万美元的营业利润，获得了首次季度盈利。

新浪微博已用一份盈利财报为赴美上市做好了准备。

昨日，新浪发布2013年第四季度财报，按照非美国通用会计准则，新浪第四季度营收1.923亿美元，同比增长43%；净利润达3300万美元，同比增长267%。

在所有营收中，广告业务占总营收的81%以上，达1.6亿美元，同比增长45%。余下的非广告业务营收，同比增长36%。

此次财报也较为详细地披露了新浪微博的有关数据。

数据显示，新浪微博在2013年第四季度营收7140万美元，同比增长151%，并实现了300万美元的营业利润，获得了首次季度盈利。

值得注意的是，在首份盈利财报披露下，经新浪方面证实，新浪微博已启动了赴美IPO进程。

33%微博收入来自阿里

财报显示，新浪微博在新浪总收入的占比正在不断提升。

2013年第四季度，新浪微博营收占新浪总收入的37%；而2013年第三季度，该占比为29%；从2013年第三季度来看，该占比为25%。

从新浪微博的业务结构来看，微博广告业务和非广告业务的增长率尤为迅猛。

财报显示，微博广告业务营收达5600万美元，同比增长153%，占微博营收的78.4%，占新浪整体广告业务的35%。而非广告业务营收达1540万美元，同比增长率也超过百分之百，达114%。

新浪方面称，国内中小广告主的微博广告产品“粉丝通”以及与阿里合作的“淘宝橱窗”广告对微博广告业务拉动较大。得益于阿里淘宝商家广告产品体系的投入，新浪微博在去年第四季度的客户数比上一个季度增长50%。其中，“粉丝通”的中小广告客户数已达1万家。

不过，新浪微博的收入提升也依赖于阿里巴巴的资源推动。新浪CFO余正钧在分析师会议中表示，新浪微博来自于阿里巴巴的收入达2350万美元。

也就是说，新浪微博来自于阿里巴巴的收入占比达33%。

阿里巴巴对新浪微博的资源支持也得益于2013年5月双方达成的战略协议。协议中，阿里巴巴以5.86亿美元持有新浪微博18%的股份，而阿里巴巴也承诺将在未来三年给新浪微博带来总额达3.8亿美元的广告收入。而这笔3.8亿美元的广告收入，将以三年等比例增长的摊销方式计入新浪微博的收入。

从协议公布后的2013年第三季度和第四季度财报来看，阿里巴巴给新浪微博带来的广告收入分别为2000万美元和2350万美元，季度增长率约18%。

如果按照18%的季度增长来进行推算，阿里巴巴给新浪微博带来的3.8亿美元收入框架将在2015年第三季度

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http://www.yicai.com/news/2014/02/3509812.html 3/18/2014

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微博盈利體驗卻變差 過多廣告影響用戶體驗_聯盟中國_中國網 Page 1 of 2

[illegible] 2014.03.18 [illegible]

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微博盈利體驗卻變差 過多廣告影響用戶體驗

聯盟中國union.china.com.cn 時間：2014-02-26 來源：北京日報 作者：[illegible]

"微博終於賺錢了！" 昨日公佈的新浪2013年財報向市場釋放了這個盈利信號。

首次盈利的靚麗成績之下，被稱"中國版Twitter"的微博仍在日漸流失的用戶，仍是隱憂。此外，日漸增多的廣告已經影響到的用戶體驗。如何在用戶體驗和廣告盈利之間實現微妙的平衡，恐怕將是微博需要繼續思索的問題。

微博首次盈利300萬美元

昨日晚間，新浪發佈2013年第四季度和全年財報，正加速商業化進程的新浪微博也終於成為該份財報上最耀眼的明星。

去年第四季度微博營收7140萬美元，同比增長151%，環比增長33.7%。首次利潤達300萬美元，首次實現了盈利。新浪財報也交出了一份靚麗成績單，去年第四季度淨營收1.97億美元，同比增長42%。全年淨營收6.65億美元，較上年度增長26%。

事實上，早在去年公佈新浪2013年第三季度財報時，新浪CEO曹國偉就提及"新浪微博已接近盈虧平衡點"，為盈利埋下伏筆。在昨日的分析師電話會議上，他也不掩飾地對微博大加讚揚："微博廣告和增值服務在第四季度的良好表現，幫助公司取得了營收和利潤的強勁增長。"

具體來看，2013年第四季度微博廣告營收同比增長163%，至5600萬美元；非廣告營收為1540萬美元，同比增長114%。其中，一項"數據授權服務"首次被新浪官方提及。有網絡分析機構，通過對微博用戶社交數據的分析和抓取，微博平臺會向合作夥伴在很大程度上提供數據分享的授權服務。"不過目前的合作夥伴數量並不多，在找到合適的盈利模式之前，我們都不會提供大規模、多用戶的數據服務。"微博對數據服務態度謹慎。有網絡分析認為，這位業內人士表示，這類數據就是新浪為合作夥伴提供微博用戶的登錄和使用記錄，幫助廣告商實現精準營銷。隨著服務和微博遊戲收入分享、微博會員收入等收入內容共同構成了微博的非廣告營收。

微博盈利體驗卻變差 過多廣告影響用戶體驗_聯盟中國 _ 中國網 Page 2 of 2

相比之下，来自微博的广告收入仍是支撑新浪营收的中坚力量。数据显示，包括新浪微博在内的广告收入，就占据新浪四季度营收收入的四分之一。

阿里巴巴和新浪微博为推动商业化选择的双赢路径。去年4月，新浪微博先是推出针对中小企业的营销产品"粉丝通"，推荐商家信息到用户下方、右侧，同时为其提供了一种新的营销渠道；同月，阿里以5.86亿美元入股，"阿新浪"诞生，越来越多的淘宝店铺、"真人"资讯开始向微博倾斜，甚至个人首页的淘宝商品都变成了营销资讯……随后，去年二季度微博广告营收就增长到3000万美元，三季度则增长4370万美元。

淘宝店主和天猫商城也都成为微博上最活跃的"广告主"。"第四季度来自阿里巴巴的营销收入与第三季度的2380万美元相比增长了接近20%。"新浪CFO余正钧表示。据此推算，第四季度微博来自阿里的广告收入，大约为2850万美元，占微博广告总收入的一半左右。

过多广告影响用户体验

就在总营收报出炉的前一天，另一则消息被新浪微博推到了聚光灯下。2月24日，美联社报道新浪微博计划在纽约上市，筹集5亿美元资金，预计在第二季度完成上市，目前已选择高盛和瑞信作为承销商。

不过，这是条"老消息"，自新浪微博在2011年的爆发式增长，围绕它登陆资本市场的传闻就已陆陆续续传出。昨天下午，新浪微博市场部相关负责人向记者回应："上市事宜以官方公告为准，目前暂无评论"。

"一份亮眼的财务报表，自然能成为上市的最好资本。"互联网评论人士洪波表示，持续增长的营收能够为新浪微博上市"讲个好故事"，提高投资者的信心，这也是新浪微博的投资者们所乐于见到的。

在不少业内人士看来，新浪微博上市已箭在弦上，然而对这一社交产品本身发展能力如何仍存疑。

"目前微博的广告收入很大程度上是来自阿里巴巴的关联，淘宝的广告收入，此次盈利的贡献并不多，只是阿里依赖性将一部分流量倒给新浪微博进行释放。"艾瑞咨询分析师表示。

不过，越来越多的广告内容直接影响了用户体验。去年7月，一条"淘宝搜索时，微博被分享为商业大号"的新闻被不少网友吐槽不已，曾在一定程度上反映了微博的使用现状，担心微博会被广告侵蚀，担心微博下面会出现小广告……不少网友对微博前途表示担忧。

去年年底，CNNIC的年度报告指出，2013年有22.8%的网民减少了对微博的使用。新浪微博被称"钱荒中的"，昨日，有消息人士表示，这是对微博盈利存在疑问，新浪微博的用户数同比和环比仍是同步增长，12月份的日活跃用户为6140万人，不过增长率的确出现下降。"去年日活跃用户的同比增长率为36%，四季度为4.2%，这两项数字都是微博有史以来最低的增长率。"

"如何增加用户黏性，这是新浪微博在上市前必须考虑的问题。"某业内评论者表示，营销不完全是强制分流了微博客户，除了微博风险，应是微博产品本身需要进行创新升级。"真正的做法是现在还不是杂乱的广告在那里，而是通过内容和产品的高效结合，这是最好的广告方式，给用户最需要的服务才是好的所在。"

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新浪微博首度盈利 阿里或将增持

2014年02月27日 14:44 来源：南方日报 参与互动(0)

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虽然如今微博的风头早已经被微信抢去，但就是在这个关注度有所下降的时刻，微博却盈利了。据近日新浪公布的2013年第四季度和全年财报显示，去年第四季度新浪净营收1.97亿美元，同比增长42%。全年净营收6.651亿美元，较上年度增长26%。同时微博商业化的进程稳步推进，第四季度微博营收7140万美元，同比增长151%，环比增长33.7%，首次实现了季度盈利。

ICBC 中国工商银行
原油

从微博的诞生到异常的火爆再到如今的平稳发展，如何能够实现为自己"供血"一直是外界对微博最大的质疑，在阿里巴巴入股后问题是否就能迎刃而解呢？而在遭去光环后的微博，更被外界传言已经在紧锣密鼓地准备赴美上市的事宜，那在微信的竞争之下，微博的价值又应该如何评估呢？

业界 7000万美元收入猜测与门户争食

数据显示，在2013年第四季度，新浪微博收入首次突破7000万美元，实现了300万美元的营业利润。其中，微博广告营收达到5600万美元，同比增长163%，环比增长超过28%。新浪方面对于微博广告业务大幅增长的原因解释为由于目前新浪微博已经建立起面向品牌客户、中小企业和淘宝商家的完整广告产品体系，而在外界看来，微博广告的增长则是阿里巴巴入股新浪微博后的效果体现。

同时，微博广告的快速增长，还被认为或影响到门户广告业务的增速。对此新浪CEO曹国伟坦言"争食"并不能避免，只能将影响尽量降低。在他看来，目前更大的挑战在于PC与移动端之间的争夺。

值得注意的是，2013年第四季度微博非广告业务营收为1540万美元，同比增长114%，这源自微博推出数据授权服务，以及诸如微博游戏营收分享和微博会员收费等其他收费服务的增长。

"从公布的数据看来，微博目前的收入还是以广告为主，辅以数据授权与增值服务，与Twitter的收入结构较为类似。"战略分析师韩群在接受南方日报记者采访时认为，阿里巴巴入股新浪微博后，带给新浪微博的商业化推动已经开始初见成效，但是显然市场对微博还有更大的期望。

问题 微博潜在价值大不如前？

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就在新浪发布财报的同时，关于微博即将单独赴美上市的消息也不胫而走。据国外媒体报道，新浪微博IPO目标募集5亿美元，而估值可能超过40亿美元，并预计今年第二季度完成上市。消息更称新浪已聘请高盛和瑞信帮助其微博业务上市做准备。对此相关传闻，新浪方面则回应称一切以公告为准。

投中集团高级分析师宋绍奎在接受采访时就表示，从财务上来看，新浪微博如果启动IPO，其盈利状况并不一定比现在更好，甚至会出现更差的局面。因为微信的发展较快，其在一定程度上抢占了新浪微博的空间和资源，后续发展潜力并不强劲。

"作为社交网络产品，大家在谈论微博上市时难免会与微信来进行比较，而由于如今微信的热度已经盖过微博，在不少人看来可能微博价值已经大不如前，这种说法显然是对社交网络比较片面的理解。"冷石投资CEO曾凡在接受南方日报记者采访认为，虽然同为社交网络产品，但是微博和微信所代表的是弱关系链和强关系链的两种产品属性，并没有直接对比的价值。

据一份来自T.H.Capital的最新报告指出，新浪微博上市时可能估值会达到65亿美元，而截至北京时间2月26日，新浪市值仅为46亿美元。

展望 阿里巴巴或增持股权

进入2014年后，中国互联网领域可谓上演了一场抢夺O2O资源的争夺战，从百度买下糯米网，到阿里巴巴全资控股高德地图，再到腾讯战略投资大众点评，各种优质的O2O资源可谓被几大互联网巨头所瓜分。而作为同时具备社交和电商概念的新浪微博，阿里巴巴早在去年已经通过5.86亿美元注资入股获得了18%股份，但是阿里巴巴显然对新浪微博还存在更大的野心，据资料显示，在当时的合作协议中，新浪还授予了阿里巴巴一项期权，允许阿里巴巴在未来按事先约定的定价方式，将其在微博公司的全部稀释摊薄后的股份比例提高至30%，而一旦阿里巴巴对期权进行行权而获得新浪微博30%的股份的话，阿里巴巴将会成为新浪微博的第一大股东，而新浪微博也将会不再姓"新浪"，而是姓"阿里巴巴"。有消息就指出，新浪微博在单独IPO之前，阿里巴巴也将会增持至30%的股份。

"在与百度和腾讯的布局竞争中，阿里巴巴在社交网络方面一直处于下风，而如果成为微博的大股东，意味着在社交网络这一领域阿里巴巴也具备了话事权。"杨群表示。

南方日报记者 叶丹

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分析师预计新浪微博第四季度已收支平衡

腾讯科技 [illegible] 2014年02月17日11:08

[导读]新浪管理层此前表示，实现盈利是新浪微博进行首次公开招股的基础。

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腾讯科技 [illegible] 2月17日编译

美国投资研究公司Wedge Partner分析师林娟（Juan Lin）日前发布报告称，预计新浪微博在2013年第四季度已实现收支平衡，这为新浪微博分拆上市奠定了基础。

阿里巴巴集团去年4月份投入5.86亿美元，获得了新浪微博18%的股份。按照阿里巴巴集团的投资计算，新浪微博的估值约为33亿美元，而新浪当前的总市值仅为47亿美元。

一批中国网络公司赴美上市的热潮似乎又再度兴起。京东商城上月已经提交招股说明书，希望通过首次公开招股筹集15亿美元。虽然新浪管理层也有意分拆新浪微博上市，但前提是该项业务已经实现盈利。

Wedge Partner的分析师林娟预计，新浪微博在第四季度已实现收支平衡。该分析师在报告中称，"我们预计新浪微博在第四季度已经实现收支平衡。对新浪微博而言，这具有里程碑式的意义。正如新浪管理层此前提到的那样，实现盈利是新浪微博进行首次公开招股的基础。我们认为，随着管理层重组的完成以及平台实现盈利，新浪微博已准备好进行首次公开招股。我们认为，新浪微博潜在的首次公开招股将成为新浪股价上行的主要催化剂。"

该报告称，"我们预计新浪第四季度的财报将清楚地揭示新浪微博创收能力的改进。我们预计，新浪微博第四季度广告营收从第三季度的4370万美元增至5500万美元。新浪微博在第三季度基于营销效果调整了为阿里巴巴预留的广告位，新价格政策将会新浪有利。此外，市场对新浪微博广告的需求依旧非常强劲。根据Wedge Partner的预计，根据市场需求，新浪微博在第四季度为品牌广告主提供了更多的广告位。"

新浪股价上周五在纳斯达克证券市场常规交易中下跌0.50美元，跌幅为0.71%，报收于70.00美元。过去52周，新浪最低股价为45.54美元，最高股价为92.83美元。

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http://tech.qq.com/a/20140217/012541.htm 3/19/2014